                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                                               Commission File Number:  0-26886

                              NOTIFICATION OF LATE FILING

(Check One): /X/Form 10-K and Form 10-KSB / /Form 11-K / /Form 20-F / /Form 10-Q and Form 10-QSB / /N-SAR

For Period Ended:  December 31, 2000
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/  / Transition Report on Form 10-K
/  / Transition Report on Form 20-F
/  / Transition Report on Form 11-K
/  / Transition Report on Form 10-Q
/  / Transition Report on Form N-SAR
For the Transition Period Ended:
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  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                                        PART I
                                REGISTRANT INFORMATION

Full Name of Registrant: HTTP TECHNOLOGY, INC.
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Former Name if Applicable: Internet Holdings, Inc.
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Address of Principal Executive Office (Street and Number): 46 Berkeley Square
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City, State and Zip Code: London, UNITED KINGDOM W1J 5AT
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                                        PART II
                                 RULES 12b-25(b) AND (c)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
   [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
   [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                        PART III
                                        NARRATIVE

   State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

   The Registrant is unable to file the subject report within the prescribed time period because the Registrant needs additional time to finish the process of compiling the financial information of certain of its subsidiaries necessary to complete the financial statements and other disclosures required in its Form 10-KSB.

                                        PART IV
                                  OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification

       Jason E. Forsyth                    011-44-20-7598-4070
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                    (Name)                (Area Code)      (Telephone Number)

   (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
       answer is no, identify report(s).                         /x/ Yes  / / No

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  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
      portion thereof?                                         /x/ Yes  / / No

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             HTTP Technology, Inc.
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                 (Name of Registrant as Specified in Charter)

    Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date:  March 30, 2001         By /s/ STEFAN ALLESCH-TAYLOR
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                                         Stefan Allesch-Taylor
                                         President and Chief Executive Officer

    INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

   During the Company's fiscal year ended December 31, 2001, the Company undertook an aggressive growth campaign, fueled by the acquisitions of four separate companies. At December 31, 1999, the Company had an extremely small number of assets, virtually no pruducts under development, and no subsidiaries. The Company's results of operations for the fiscal year ended December 31, 2000, however, will take in account the activities of four entities worth in excess of $200 million with several products in various stages of development that the Company did not own during fiscal year ended December 31, 1999. As a result, it can be expected that these significant changes in results of operations will be reflected by the earnings statements to be included in the Company's Annual Report on Form 10-KSB.


____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).